Exhibit 99.3

Borr Drilling Limited

Unaudited Condensed Consolidated Financial Statements
As of and for the three and the twelve months ended December 31, 2020

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	3 months to December 31, 2020	3 months to December 31, 2019	12 months to December 31, 2020	12 months to December 31, 2019
Operating revenues
Dayrate revenue	4	52.3	88.5	265.2	327.6
Related Party Revenue	4,21	7.9	4.4	42.3	6.5
Total operating revenues	4	60.2	92.9	307.5	334.1
		—	—	—	—
Gain on disposal	8	5.9	2.6	19.0	6.4

Operating expenses
Rig operating and maintenance expenses		(53.9)	(81.6)	(270.4)	(307.9)
Depreciation of non-current assets	8	(29.1)	(27.1)	(117.9)	(101.4)
Impairment of non-current assets	8	—	—	(77.1)	(11.4)
Amortization of acquired contract backlog		—	(1.6)	—	(20.2)
General and administrative expenses		(8.5)	(15.4)	(49.1)	(50.4)
Total operating expenses		(91.5)	(125.7)	(514.5)	(491.3)
		—	—	—	—
Operating loss		(25.4)	(30.2)	(188.0)	(150.8)
		—	—	—	—
Income/(loss) from equity method investments	3	5.3	(7.4)	21.9	(9.0)

Financial income (expenses), net		—	—	—	—
Interest income		—	0.4	0.2	1.5
Interest expense, net of amounts capitalized		(22.4)	(23.6)	(87.4)	(70.4)
Other financial income (expenses), net	5	(1.0)	5.2	(35.7)	(59.2)
Total financial expenses, net		(23.4)	(18.0)	(122.9)	(128.1)
		—	—	—	—
Loss before income taxes		(43.5)	(55.6)	(289.0)	(287.9)
Income tax expense	6	(3.2)	(4.7)	(16.2)	(11.2)
Net loss		(46.7)	(60.3)	(305.2)	(299.1)
Net loss attributable to non-controlling interests		—	—	—	(1.5)
Net loss attributable to shareholders of Borr Drilling Limited		(46.7)	(60.3)	(305.2)	(297.6)
		—	—	—	—
Basic loss per share	7	(0.22)	(0.54)	(2.03)	(2.78)
Diluted loss per share	7	(0.22)	(0.54)	(2.03)	(2.78)
Weighted-averages shares outstanding		209,408,621	110,818,351	150,354,703	107,478,625
		—	—	—	—
Condensed Consolidated Statements of Comprehensive Loss
Net Loss		(46.7)	(60.3)	(305.2)	(299.1)
Unrealized gain (loss) from marketable securities		—	—	—	(6.4)
Unrealized loss from marketable securities reclassified to Statements of Operations	5	—	—	—	12.0
Other comprehensive gain		—	—	—	5.6
Total comprehensive loss		(46.7)	(60.3)	(305.2)	(293.5)
		—	—	—	—
Comprehensive loss for the period attributable to
Shareholders of Borr Drilling Limited		(46.7)	(60.3)	(305.2)	(292.0)
Non-controlling interests		—	—	—	(1.5)
Total comprehensive loss		(46.7)	(60.3)	(305.2)	(293.5)

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	2.

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	Notes	December 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents		19.2	59.1
Restricted cash	11	—	69.4
Trade receivables	12	22.9	40.2
Jack-up drilling rigs held for sale	8	4.5	3.0
Prepaid expenses		6.4	8.1
Deferred mobilization and contract preparation cost	4	5.7	19.3
Accrued revenue	4	20.3	31.7
Tax retentions receivable		10.5	11.6
Due from related parties	21	34.9	8.6
Other current assets	14	16.4	26.9
Total current assets		140.8	277.9
		—	—
Non-current assets		—	—
Property, plant and equipment		5.6	7.3
Jack-up rigs	8	2,824.6	2,683.3
Newbuildings	9	135.5	261.4
Deferred mobilization and contract preparation cost	4	—	3.5
Equity method investments	3	75.1	31.4
Other long-term assets	15	1.9	15.2
Total non-current assets		3,042.7	3,002.1
Total assets		3,183.5	3,280.0
		—	—
LIABILITIES AND EQUITY
Current liabilities
Trade payables		20.3	14.1
Amounts due to related parties	21	0.1	0.4
Unrealized Loss on Forward Contracts	13	—	64.3
Accrued expenses		51.8	62.1
Onerous contracts	16	—	71.3
Other current liabilities	20	23.9	37.5
Total current liabilities		96.1	249.7
		—	—
Non-current liabilities		—	—
Long-term debt	17	1,906.2	1,709.8
Other liabilities		19.7	22.7
Long-term accrued interest	17	41.1	—
Liabilities from equity method investments	3	—	3.7
Onerous contracts	16	71.3	—
Total non-current liabilities		2,038.3	1,736.2
Total liabilities		2,134.4	1,985.9
Commitments and contingencies	22	—	—

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	3.

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

Stockholders’ Equity
Common shares of par value $0.05 per share: authorized 238,653,846 (2019: 137,500,000) shares, issued 220,318,704 (2019: 112,278,065) shares and outstanding 218,858,990 (2019: 110,818,351) shares at December 31, 2020	11.1	5.6
Additional paid in capital	1,947.1	1,891.2
Treasury shares	(26.2)	(26.2)
Accumulated deficit	(882.9)	(576.7)
Equity attributable to the Company	1,049.1	1,293.9
Non-controlling interest	—	0.2
Total equity	1,049.1	1,294.1
	—	—
Total liabilities and equity	3,183.5	3,280.0

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	4.

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

	Notes	3 months to December 31, 2020	3 months to December 31, 2019	12 months to December 31, 2020	12 months to December 31, 2019
Cash Flows from Operating Activities
Net loss		(46.7)	(69.3)	(305.2)	(299.1)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation (gain)/expenses related to stock options	18	(0.3)	0.3	0.7	3.9
Depreciation of non-current assets	8	29.1	27.1	117.9	101.4
Impairment of non-current assets	8	—	—	77.1	11.4
Amortization of acquired contract backlog		—	1.6	—	20.2
Gain on disposals	8	(5.9)	(2.5)	(19.0)	(6.4)
Change in financial instruments	5	—	(6.0)	27.4	45.1
(Income)/loss from equity method investments	3	(5.3)	16.4	(21.9)	9.0
Non-cash loan fees related to settled debt		—	—	—	5.6
Deferred income tax	6	—	1.1	1.2	1.4
Change in other current and non-current assets		7.1	(1.5)	41.3	(25.8)
Change in other current and non-current liabilities		(16.4)	23.3	25.8	44.3
Net cash used in operating activities		(38.4)	(9.5)	(54.7)	(89.0)
		—		—
Cash Flows from Investing Activities
Purchase of plant and equipment		—	—	—	(1.9)
Proceeds from sale of fixed assets	8	16.9	0.2	37.7	7.1
Purchase of marketable securities	13	—	—	(92.5)	(6.9)
Investments in equity method investments	3	(0.9)	(11.5)	(25.6)	(30.8)
Proceeds from sale of marketable securities	13	—	27.1	3.0	31.3
Additions to newbuildings	9	(0.1)	(5.2)	(5.0)	(142.6)
Additions to jack-up rigs	8	(2.2)	(19.2)	(37.4)	(127.3)
Net cash provided by/(used) in investing activities		13.7	(8.6)	(119.8)	(271.1)
		—		—
Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost		31.4	—	60.2	49.2
Repayment of long-term debt		—	—	—	(390.0)
Proceeds, net of deferred loan cost, from issuance of long-term debt		—	30.0	5.0	679.6
Proceeds, net of deferred loan cost, from issuance of short-term debt		—	—	—	58.5
Net cash provided by financing activities		31.4	30.0	65.2	397.3
		—		—
Net (decrease) increase in cash, cash equivalents and restricted cash		6.7	11.9	(109.3)	37.2
Cash, cash equivalents and restricted cash at the beginning of the period		12.5	116.6	128.5	91.3
Cash, cash equivalents and restricted cash at the end of period		19.2	128.5	19.2	128.5

Supplementary disclosure of cash flow information		—		—
Interest paid, net of capitalized interest		(10.5)	(20.1)	(40.1)	(69.0)
Income taxes paid, net		(0.9)	(2.2)	(8.6)	(1.3)
Issuance of long-term debt as non-cash settlement for newbuild delivery instalment		—	90.9	181.8	177.9
Non-cash payments and cost in respect of jack-up rigs		—	(12.6)	—	26.8

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	5.

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

In $ millions	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Other Comprehensive Gain / (Loss)	Accumulated Deficit	Non- controlling interest	Total equity
Consolidated balance at December 31, 2018	105,068,351	5.3	(26.2)	1,837.5	(5.6)	(279.2)	1.7	1,533.5
Share-based compensation	—	—	—	2.0	—	—	—	2.0
Total comprehensive loss	—	—	—	—	(7.3)	(54.9)	(1.5)	(63.7)
Consolidated balance at March 31, 2019	105,068,351	5.3	(26.2)	1,839.5	(12.9)	(334.1)	0.2	1,471.8
Share-based compensation	—	—	—	1.0	—	—	—	1.0
Total comprehensive loss	—	—	—	—	3.2	(103.2)	—	(100.0)
Other, net	—	—	—	—	0.1	—	—	0.1
Consolidated balance at June 30, 2019	105,068,351	5.3	(26.2)	1,840.5	(9.6)	(437.3)	0.2	1,372.9
Issue of common shares	5,750,000	0.3	—	53.2	—	—	—	53.5
Equity issuance costs	—	—	—	(4.3)	—	—	—	(4.3)
Other transactions:
Share-based compensation	—	—	—	0.6	—	—	—	0.6
Total comprehensive loss	—	—	—	—	9.6	(79.2)	—	(69.6)
Other, net	—	—	—	(2.2)	—		—	(2.2)
Consolidated balance at September 30, 2019	110,818,351	5.6	(26.2)	1,887.8	—	(516.5)	0.2	1,350.9
Share-based compensation	—	—	—	0.3	—	—	—	0.3
Total comprehensive loss	—	—	—	—	—	(60.3)	—	(60.3)
Other, net	—	—	—	3.1	—	0.1	—	3.2
Consolidated balance at December 31, 2019	110,818,351	5.6	(26.2)	1,891.2	—	(576.7)	0.2	1,294.1
ASU 2016-13 - Measurement of credit losses	—	—	—	—	—	(2.9)	—	(2.9)
Adjusted balance at January 1, 2020	110,818,351	5.6	(26.2)	1,891.2	—	(579.6)	0.2	1,291.2
Share-based compensation	—	—	—	0.6	—	—	—	0.6
Total comprehensive loss	—	—	—	—	—	(87.0)	—	(87.0)
Other, net	—	—	—	—	—	1.5	—	1.5
Consolidated balance at March 31, 2020	110,818,351	5.6	(26.2)	1,891.8	—	(665.1)	0.2	1,206.3
Issue of common shares	46,153,846	2.3	—	27.7	—	—	—	30.0
Equity issuance costs	—	—	—	(1.2)	—	—	—	(1.2)
Share-based compensation	—	—	—	0.2	—	—	—	0.2
Total comprehensive loss	—	—	—	—	—	(109.6)	—	(109.6)
Other, net	—	—	—	—	—	(1.1)	—	(1.1)
Consolidated balance at June 30, 2020	156,972,197	7.9	(26.2)	1,918.5	—	(775.8)	0.2	1,124.6
Share-based compensation	—	—	—	0.2	—	—	—	0.2
Total comprehensive loss	—			—	—	(61.9)	—	(61.9)
Other, net	—			—	—	1.5	—	1.5
Consolidated balance at September 30, 2020	156,972,197	7.9	(26.2)	1,918.7	—	(836.2)	0.2	1,064.4
Issue of common shares	61,886,793	3.2	—	29.6	—	—	—	32.8
Equity issuance costs	—	—	—	(1.4)	—	—	—	(1.4)
Share-based compensation	—	—	—	(0.3)	—	—	—	(0.3)
Total comprehensive loss	—	—	—	—	—	(46.7)	—	(46.7)
Other, net	—	—	—	0.5	—		(0.2)	0.3
Consolidated balance at December 31, 2020	218,858,990	11.1	(26.2)	1,947.1	—	(882.9)	—	1,049.1
See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	6.

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

Note 1 — General information

Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange and since July 31, 2019, on the New York Stock Exchange under the ticker BORR. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry, with the ambition of acquiring and operating modern jack-up drilling rigs. As of December 31, 2020, the total fleet consisted of 29 jack-up drilling rigs, of which five jack-up drilling rigs are scheduled for delivery in 2023 and one jack-up drilling rig is held for sale.

As used herein, and unless otherwise required by the context, the term “Borr Drilling” refers to Borr Drilling Limited and the terms “Company,”, “Borr”, “we,” “Group,” “our” and words of similar import refer to Borr Drilling and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

We have prepared our accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S.”) for interim financial information. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by accounting principles generally accepted in the U.S. for complete financial statements. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair statement of financial position, results of operations and cash flows for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise noted. The accompanying condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2019 in the Form 20-F filed with the SEC on June 16, 2020. The amounts are presented in millions of United States dollar (U.S. dollar), unless otherwise stated. The financial statements have been prepared on a going concern basis.

The Condensed Consolidated Financial Statements present the financial position of Borr Drilling Limited and its subsidiaries. Investments in companies we control are consolidated in the financial statements. Investments in entities we do not control, but over which we are considered to exert significant influence, generally by owning more than 20% but less than 50% of the voting shares, are accounted for under the equity method. Our period earnings as a proportion of the equity method investment’s income statement are included in our Consolidated Statements of Operations, and the value of our investment including funding provided, cumulative gains and losses from inception and the implied values of any guarantees are included within non-current assets in our Consolidated  Balance Sheets.

Basis of consolidation

The consolidated financial statements include the assets and liabilities of the Company. All intercompany balances, transactions and internal sales have been eliminated on consolidation. Unrealized gains and losses arising from transactions with affiliates are eliminated to the extent of our interest in the entity. The non-controlling interests of subsidiaries are included in the Consolidated Balance Sheets and Statements of Operations as "Non-controlling interests". Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Going concern

We are experiencing the impact of current unprecedented market conditions as a result of the global market reaction to the COVID-19 pandemic, together with uncertainty around the extent and timing for an economic recovery. Our customers have reacted to this crisis by significantly reducing their spending, which resulted in a weakened demand combined with pricing pressure for our services. At this stage we cannot predict with reasonable accuracy the impact of these extreme market conditions on the Company. During the first half of 2020, we received early terminations for three ongoing contracts and one cancellation of an upcoming contract which we believe pertained to the pandemic, and we have  also experienced incremental costs as a result to safely conduct our operations and to proactively manage our available liquidity. While our recent renegotiation of credit facilities and newbuild deliveries in January 2021, and concurrent equity raise, have stabilized our liquidity situation in a base case scenario through 2022, we have limited ability to respond to negative incidents or multiple downside scenarios, without additional financing or by raising further capital. Therefore, we have concluded that there exists substantial doubt over our ability to continue as a Going Concern.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	7.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

To help manage our downside scenario risk, on September 30, 2020, we announced certain amendments to the Syndicated Facility and Hayfin Facility, subject to certain conditions including the shipyards agreeing the same. The key announced amendments were: (i) extend the maturity on the Syndicated Facility and the Hayfin Facility to January 2023, (ii) no bank debt amortization before maturity, (iii) amending the level of the minimum cash covenant until expiry of the Syndicated Facility and the Hayfin Facility, (iv) extend the maturity of interest payments due September 30,  2020 and  December 31, 2020 with the banks 12 months, and (v) defer requirement to replenish the minimum restricted liquidity account with Hayfin until September 30, 2021. On September 30, 2020, we announced pricing of an equity offering which closed on October 5, 2020, raising gross proceeds of $27.5 million. On November 13, 2020, we announced launch of a subsequent offering which settled on November 27, 2020, raising gross proceeds of $5.3 million. The sale of "Atla" and "Eir" closed in the fourth quarter of 2020, and the sale of "Balder" closed in February 2021, raising gross proceeds of $17.5 million.

In addition, in January 2021, we amended certain of our shipyard financing agreements, whereby we pay $12 million in 2021 and $24 million in 2022, to our shipyards, in order to defer debt amortisation, interest payments and maturity payments (including deposits for five newbuild rigs) into 2023. As a condition of these agreements, we raised a gross amount of $46 million in new equity in January 2021. The shipyard agreements, and new equity, satisfied the conditions precedent to the Syndicated Facility and the Hayfin Facility in September 2020 discussed above. All of these amendments were effective on January 30, 2021.

We will continue to explore additional financing opportunities and strategic sale of a limited number of modern jack-ups in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs, there is no guarantee that any additional financing or sale measures will be concluded successfully.

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 — Accounting policies

The accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of our consolidated financial statements for the year ended December 31, 2019 except as described below. None of the new accounting standards or amendments that were adopted during 2020 had a significant effect on the condensed interim consolidated financial statements, except as described below.

Adoption of new accounting standards

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments —Effective January 1, 2020, we adopted the accounting standards update that requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings. Our accounts receivable represent consideration earned for performing services in various countries for our customers, including integrated oil companies, government-owned or government-controlled oil companies and other independent oil companies, the majority of which currently have corporate family investment grade credit ratings. We established procedures to apply the requirements of the accounting standards update using the loss-rate method by reviewing our historical credit losses and evaluating future expectations, and we recorded the initial estimated allowance with a corresponding entry to retained earnings. Our adoption did not have a material effect on our consolidated statements of financial position, operations or cash flows or on the disclosures contained in our notes to the consolidated financial statements (note 12).

Issued not effective accounting standards

There have been no accounting pronouncements issued and not yet effective that are expected to have significance to our consolidated financial statements.

Note 3 — Equity method investments

During 2019 we entered into a joint venture with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“Pemex”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing for 49% of the equity of Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”). CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owns 51% of each of Opex and Akal.

We provide five jack-up rigs on bareboat charters to two other joint venture companies, Perforaciones Estrategicas e Integrales Mexicana S.A. de C.V. (“Perfomex”) and Perforaciones Estrategicas e Integrales Mexicana II, SA de CV (“Perfomex II”), which are owned in the same way as Opex and Akal. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate drilling and technical service agreements to Opex and Akal. Opex and Akal also contract technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our related parties, Schlumberger Limited) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enables Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned is fixed under each of the Pemex contracts, while Opex and Akal manage the drilling services and related costs on a per well basis. We are also obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal where the Board of Opex or Akal make a cash call to the shareholders under the provisions of the Shareholder Agreements.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	8.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

The below tables sets forth the results from these entities for the 3 months to December 31, 2020 and 2019 and their financial position as at December 31, 2020 and 2019:

	3 months to December 31, 2020				3 months to December 31, 2019
In $ millions	Perfomex	OPEX	Akal	Perfomex II	Perfomex	OPEX	Akal	Perfomex II
Revenue	35.3	71.0	39.5	16.5	10.0	18.7	—	—
Operating expenses	(27.7)	(66.3)	(51.2)	(23.1)	(12.8)	(18.0)	—	—
Net income	10.5	11.4	(7.5)	(3.6)	(2.7)	(1.9)	—	—
Cash	0.8	0.2	3.7	0.4	0.3	—	—	—
Total assets	154.4	225.3	111.2	42.6	77.1	81.3	—	—
Equity	14.4	12.1	(1.1)	0.6	1.5	(19.8)	—	—

The below tables sets forth the results from these entities for the twelve months ended December 31, 2020 and 2019 and their financial position as at December 31, 2020 and 2019:

	12 months to December 31, 2020				12 months to December 31, 2019
In $ millions	Perfomex	OPEX	Akal	Perfomex II	Perfomex	OPEX	Akal	Perfomex II
Revenue	134.4	263.8	122.4	45.2	49.8	68.1	—	—
Operating expenses	(121.4)	(223.9)	(123.6)	(45.6)	(47.4)	(85.7)	—	—
Net income	12.9	32.0	(1.1)	0.8	1.5	(19.8)	—	—
Cash	0.8	0.2	3.7	0.4	0.3	—	—	—
Total assets	154.4	225.3	111.2	42.6	77.1	81.3	—	—
Equity	14.4	12.1	(1.1)	0.6	1.5	(19.8)	—	—

Akal and Perfomex II were incorporated in the fourth quarter of 2019.

Revenue in OPEX and Akal is recognized on a percentage of completion basis under the cost input method. The services OPEX and Akal deliver are to a single customer, PEMEX, and involves delivering integrated well services with payment upon the completion of each well in the contract. As of December 31, 2020, $58.3 million of the receivables from PEMEX were overdue and $172.0 million of receivables were  unbilled. Of the overdue balance as of September 30, 2020 of $40.8 million, $17.2 million was collected in the fourth quarter of 2020. Although management believe the amount currently outstanding is recoverable, the receipt of these funds are critical to the financial performance of the joint ventures and the cash flow of the Company.

One of our IWS JVs has agreed the terms of a factoring agreement with an international financing entity which allows for $50 million to $150 million of receivables in the JV to be factored, with a variable rate of interest on balances outstanding until collection. As of the date of this report, no amounts have been factored under this facility. Factoring proceeds will be used in part to repay suppliers of OPEX, including Borr Drilling.

Revenue in Perfomex and Perfomex II is recognized on a day rate basis on a contract with OPEX and Akal, consistent with Borr’s historical revenue recognition policies, with day rate accruing each day as the service is performed. We provide rigs and services to Perfomex and Perfomex II for use in its contracts with OPEX.

The total assets of each of OPEX, Akal, Perfomex and Perfomex II includes in-substance capital contributions from their shareholders, Borr and CME. As at the balance sheet date, the boards of the joint venture entities intend to convert certain amounts of this funding into equity and which will increase the equity balance within each entity.

We have issued a performance guarantee to OPEX for the duration of its contract with PEMEX. Management have performed a valuation exercise to fair value the guarantee given, utilizing the inferred debt market method and subsequently mapping to a credit score, adjusting for country risk and default probability. We have subsequently recognized a liability for $5.9 million within other long term liabilities and added the $5.9 million to the investment in the OPEX joint venture.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	9.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

The following presents our investments in equity method investments as at December 31, 2020:

In $ millions	Perfomex	OPEX	Akal	Perfomex II	Borr Total
Equity invested	—	—	—	—	—
Funding provided	41.5	3.7	1.7	9.4	56.3
Accumulated net income 49% basis	7.1	5.9	(0.5)	0.4	12.9
Guarantee provided	—	5.9	—	—	5.9
Total	48.6	15.5	1.2	9.8	75.1

The following presents our investments in equity method investments as  at December 31, 2019:

In $ millions	Perfomex	OPEX	Akal	Perfomex II	Borr Total
Equity invested	—	—	—	—	—
Funding provided	30.7	0.1	—	—	30.8
Accumulated net income 49% basis	0.7	(9.7)	—	—	(9.0)
Guarantee provided	—	5.9	—	—	5.9
Total	31.4	(3.7)	—	—	27.7

A total of $25.5 million has been provided in funding for the twelve months ended December 31, 2020.

Note 4 — Segment information

On January 1, 2020, the Company identified Integrated Well Services (IWS) operations performed by our joint venture entities OPEX and Akal (see note 3) as a new reportable segment as the conditions in ASU 280 were achieved, namely that our Chief Operating Decision Maker (“CODM”), which is our board of directors (the “Board”), began receiving regular operating reports for the combined entities and the other requirements for identifying a reportable segment were met.

A change in reportable segments requires retroactive application; however, we believe that the impact of such an application to our fourth quarter of 2020 report or our annual report on Form 20-F for the year ended December 31, 2019 would not be material given that the results of the joint ventures were separately presented within the footnotes to the financial statements and the contribution of the entities to consolidated results was not significant.

We have two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the IWS model, that are reviewed by the CODM, as an aggregated sum of assets, liabilities and activities that exist to generate cash flows.

The following presents information for the 3 months to December 31, 2020:

(In $ millions)	Dayrate	IWS	Reconciling items	Consolidated total
Revenue	52.3	110.5	(110.5)	52.3
Related Party Revenue	7.9	—	—	7.9
Intersegment revenue	51.8	—	(51.8)	—
Gain on disposal	—	—	5.9	5.9
Rig operating and maintenance expenses	(104.8)	(65.7)	116.6	(53.9)
Intersegment expenses	—	(51.8)	51.8	—
Depreciation of non-current assets	(28.7)	—	(0.4)	(29.1)
Impairment of non-current assets	—	—	—	—
General and administrative expenses	—	—	(8.5)	(8.5)
Income from equity method investments	—	—	5.3	5.3
Operating (loss)/income including equity method investment	(21.5)	(7.0)	8.3	(20.1)

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	10.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

The following present information for the 3 months to December 31, 2019:

(in $ millions)	Dayrate	IWS	Reconciling items	Consolidated total
Revenue	88.5	18.7	(18.7)	88.5
Related Party Revenue	4.4	—	—	4.4
Intersegment revenue	10.0	—	(10.0)	—
Gain on disposal	—	—	2.6	2.6
Rig operating and maintenance expenses	(94.4)	(10.7)	23.5	(81.6)
Intersegment expenses	—	(10.0)	10.0	—
Depreciation of non-current assets	(26.7)	—	(0.4)	(27.1)
Impairment of non-current assets	—	—	—	—
Amortization of acquired contract backlog	(1.6)	—	—	(1.6)
General and administrative expenses	—	—	(15.4)	(15.4)
Income from equity method investments	—	—	(7.4)	(7.4)
Operating (loss)/income including equity method investment	(19.8)	(2.0)	(15.8)	(37.6)

The following presents information for the 12 months to December 31, 2020:

(In $ millions)	Dayrate	IWS	Reconciling items	Consolidated total
Revenue	265.2	386.2	(386.2)	265.2
Related Party Revenue	42.3	—	—	42.3
Intersegment revenue	179.6	—	(179.6)	—
Gain on disposal	—	—	19.0	19.0
Rig operating and maintenance expenses	(437.4)	(167.9)	334.9	(270.4)
Intersegment expenses	—	(179.6)	179.6	—
Depreciation of non-current assets	(116.0)	—	(1.9)	(117.9)
Impairment of non-current assets	(77.1)	—	—	(77.1)
General and administrative expenses	—	—	(49.1)	(49.1)
Income from equity method investments	—	—	21.9	21.9
Operating (loss)/income including equity method investment	(143.4)	38.8	(61.5)	(166.1)

The following presents information for the 12 months to December 31, 2019:

(in $ millions)	Dayrate	IWS	Reconciling items	Consolidated total
Revenue	327.6	68.1	(68.1)	327.6
Related Party Revenue	6.5	—	—	6.5
Intersegment revenue	49.8	—	(49.8)	—
Gain on disposal	—	—	6.4	6.4
Rig operating and maintenance expenses	(355.3)	(35.9)	83.3	(307.9)
Intersegment expenses	—	(49.8)	49.8	—
Depreciation of non-current assets	(100.1)	—	(1.3)	(101.4)
Impairment of non-current assets	(11.4)	—	—	(11.4)
Amortization of acquired contract backlog	(20.2)	—	—	(20.2)
General and administrative expenses	—	—	(50.4)	(50.4)
Income from equity method investments	—	—	(9.0)	(9.0)
Operating (loss)/income including equity method investment	(103.1)	(17.6)	(39.1)	(159.8)

General and administrative expense and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income (loss) and are included in "Reconciling Items." The full operating results included above for our Equity Method Investments are not included within our consolidated results and thus deducted under "Reconciling Items" and replaced with our Income from Equity Method Investments. See "Note 3 - Equity Method Investments” for additional information on our Equity Method Investments.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	11.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

Geographic data

Revenues are attributed to geographical location based on the country of operations for drilling activities, i.e. the country where the revenues are generated.

The following presents our revenues by geographic area:

	3 months to December 31, 2020	3 months to December 31, 2019	12 months to December 31, 2020	12 months to December 31, 2019
(In $ millions)
Europe	10.5	25.0	52.6	114.7
West Africa	13.4	36.1	108.1	102.4
Middle East	3.4	10.5	33.0	43.2
South East Asia	24.8	11.0	70.6	23.8
Mexico	8.1	10.3	43.2	50.0
Total	60.2	92.9	307.5	334.1

Major customers

The following customers accounted for more than 10% of our dayrate revenues:

	3 months to December 31, 2020	3 months to December 31, 2019	12 months to December 31, 2020	12 months to December 31, 2019
(In % of operating revenues)
Roc Oil Company Pty Limited (ROC)	11%	—%	2%	—%
ONE-Dyas B.V.	11%	—%	2%	—%
PTT Exploration and Production Public Company Limited	31%	—%	3%	—%
Total	53%	—%	7%	—%

Fixed Assets — Jack-up rigs1

The following presents the net book value of our jack-up rigs by geographic area

	As of December 31, 2020	As of December 31, 2019
(In $ millions)
Middle East	—	40.7
Europe	266.4	297.3
West Africa	587.3	646.1
South East Asia	1,277.4	978.1
Mexico	693.5	721.1
Total	2,824.6	2,683.3

Contract balances

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules.

Payment terms on invoiced amounts are typically 30 days. Current contract asset balances are included in “Deferred mobilization and contract preparation costs” and “Accrued revenue” and non-current contract assets are included in “Deferred mobilization and contract preparation costs” on our unaudited condensed consolidated balance sheets.

1 The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	12.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

The following table provides information about contract assets from contracts with customers:

	As of December 31, 2020	As of December 31, 2019
(In $ millions)
Current contract assets	26.0	51.0
Non-current contract assets	—	3.5
Total	26.0	54.5

Significant changes to contract assets balances for the period ended December 31, 2020 are as follows:

(In $ millions)	Contract assets
Net balance at January 1, 2020	54.5
Additions to deferred costs and accrued revenue	92.7
Amortization of deferred costs and billing of accrued revenue	(121.2)
Total contract assets at December 31, 2020	26.0

Contract Costs

Certain direct and incremental costs incurred for upfront preparation, initial rig mobilization and modifications are costs of fulfilling a contract and are recoverable. These recoverable costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

Note 5 — Other financial income/(expenses), net

Other financial income/(expenses), net is comprised of the following:

	3 months to December 31, 2020	3 months to December 31, 2019	12 months to December 31, 2020	12 months to December 31, 2019
(In $ millions)
Foreign exchange gain/(loss), net	0.7	(0.1)	1.5	0.7
Other financial expenses	(1.7)	(0.7)	(9.8)	(14.8)
Change in unrealized loss on call spread	—	1.9	(2.3)	(0.5)
Change in unrealized (loss) on marketable securities	—	12.0	—	—
Realized (loss)/gain on marketable securities (note 13)	—	(15.4)	1.5	(15.4)
Gain/(loss) on forward contracts	—	7.5	(26.6)	(29.2)
Total	(1.0)	5.2	(35.7)	(59.2)

As of December 31, 2020, the Company does not hold any forward contracts or marketable securities.

Note 6 — Taxation

Borr Drilling Limited is a Bermuda company and is not required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. We operate through various subsidiaries in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.

The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	13.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

Income tax expense is comprised of the following:	3 months to December 31, 2020	3 months to December 31, 2019	12 months to December 31, 2020	12 months to December 31, 2019
(In $ millions)
Current tax	3.2	3.7	15.0	9.9
Change in deferred tax	—	1.0	1.2	1.3
Total	3.2	4.7	16.2	11.2

Note 7 — Loss per share

The computation of basic loss per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 1,770,000 share options outstanding issued to employees and directors and convertible bonds with a conversion price of $33.4815 for a total of 10,453,534 shares. Due to our current loss-making position and the share price being less than the conversion price of the convertible bonds these are deemed to have an anti-dilutive effect on our EPS.

	3 months to December 31, 2020	3 months to December 31, 2019	12 months to December 31, 2020	12 months to December 31, 2019

Basic loss per share	(0.22)	(0.54)	(2.03)	(2.78)
Diluted loss per share	(0.22)	(0.54)	(2.03)	(2.78)

Issued ordinary shares at the end of the period	220,318,704	112,278,065	220,318,704	112,278,065
Weighted average numbers of shares outstanding for the period	209,408,621	110,818,351	150,354,703	107,478,625

There are no share options that would be considered dilutive under the “if converted method” for the three and twelve months ended December 31, 2019 and 2020.

Following our equity offering which closed on January 26, 2021 and in accordance with the loan agreement for the Company's $350 million  3.875% Senior Unsecured Convertible Bonds, an adjustment to the conversion price from $32.7743 to $31.7946 per depository receipt listed on Oslo Stock Exchange was triggered.

Note 8 — Jack-up rigs

	December 31, 2020	December 31, 2019
(In $ millions)
Opening balance	2,683.3	2,278.1
Additions	37.4	100.5
Transfers from Newbuildings (note 9)	312.7	420.9
Depreciation and amortization	(116.0)	(99.7)
Disposals	(6.5)	(2.1)
Reclassification to asset held for sale	(9.2)	(3.0)
Impairment	(77.1)	(11.4)
Total	2,824.6	2,683.3

Transfers from Newbuildings

In the first and second quarter of 2020 we took delivery of “Heimdal” and "Hild" respectively from Keppel Shipyard Ltd. Each rig's delivery installment was $90.9 million, and we accepted delivery financing for the same amount. The rigs have been transferred from newbuildings to jack-up rigs.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	14.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

Disposals

During the first quarter of 2020 we sold "B391" for gross proceeds of $0.8 million, resulting in a loss of $0.4 million. In addition we sold $0.7 million of spare parts from our warehouse acquired in the Paragon acquisition resulting in a gain of the same amount.

The sale of "B152" and "Dhabi II" was completed in April 2020 and the rigs, with associated backlog, were sold for total proceeds of $15.8 million, resulting in a gain of $12.8 million in the second quarter of 2020.

The "MSS1" was sold during the third quarter of 2020 for gross proceeds of $2.2 million. The rig was previously impaired to its sale value and no further gains or losses were recorded during the third quarter 2020.

The jack-up drilling rig "Atla" was sold during the fourth quarter of 2020 for gross proceeds of $10.0 million, resulting in a gain on sale of $5.0 million. The sale closed in February 2021 and the remaining funds have been received. The sale of the jack-up drilling rig "Eir" also closed in the fourth quarter of 2020 and resulted in gross proceeds of $3.0 million. In addition we sold $0.9 million of spare parts from our warehouse  resulting in a gain of the same amount.

We also entered into a sale agreement for "Balder" for gross total proceeds of $4.5 million, $3.0 million of which was received in the fourth quarter of 2020. See subsequent events in note 23.

All disposals are within our dayrate segment and part of our strategy to dispose of older assets.

Impairment

An impairment loss of $18.4 million was recognized for the “MSS1” in the first quarter of 2020 as a result of entering into a sale agreement, which resulted in us reducing the book value to the expected sale value.

During the first half of 2020, the coronavirus global pandemic and the response thereto have negatively impacted the macro-economic environment and global economy. Global oil demand has fallen sharply at the same time global oil supply has increased as a result of certain oil producers competing for market share, leading to a supply glut. As a consequence, Brent fell from around $68 per barrel at year-end 2019 to a low point of $19.33 on April 21, 2020. In response to significantly reduced oil price expectations for the near term, oil and gas companies are reviewing and in most cases lowering significantly, their capital expenditure plans in light of revised pricing expectations.  As a result, we concluded that a triggering event had occurred as at June 30, 2020 and we performed a fleet-wide impairment assessment. We determined that our estimated undiscounted cash flows were insufficient to recover the carrying value for two of our cold stacked rigs, "Atla" and "Balder" resulting in an impairment loss of $57.9 million in the second quarter of 2020.

The impairment charge was included in impairment of non-current assets in our condensed consolidated statements of operations for the three months ended June 30, 2020. We measured the fair value of these assets to be $10.0 million as of June 30, 2020 by applying a combination of an income approach, using projected discounted cash flows and estimated sale or scrap value. These valuations were based on unobservable inputs that require significant judgments for which there is limited information, including, in the case of an income approach, assumptions regarding future day rates, utilization, operating costs and capital requirements

An impairment loss of $0.8 million was recognized for the "Balder" in the third quarter of 2020, when the rig was reclassified to held for sale. This impairment charge was a result of an estimated net sale price below carrying value at September 30,2020. No other impairment indicators were identified during the fourth quarter.

Reclassification to assets held for sale

As of December 31, 2020, we consider that the requirement for held for sale presentation continues to apply to the  jack-up drilling rig "Balder" which was classified as held for sale during the third quarter. On November 2, 2020, the Company entered into an agreement to sell the"Balder". The completion of the sale took place in February 2021, and the Company has received a total of $4.5 million in sale proceeds. See subsequent events note 23.

Depreciation of property, plant and equipment

In addition to the depreciation in the above table, we recorded a depreciation charge of $0.2 million in the fourth quarter 2020, and $1.9 million for the 12 months to December 31, 2020, related to property, plant and equipment. For the full year 2019 the Company recorded a depreciation charge of $1.7 million related to property, plant and equipment.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	15.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

Note 9 — Newbuildings

	December 31, 2020	December 31, 2019
(In $ millions)
Opening balance	261.4	361.8
Additions	181.8	302.0
Capitalized interest	5.0	18.5
Transfers to jack-up rigs	(312.7)	(420.9)
Total	135.5	261.4

We took delivery of the “Heimdal” in the first quarter of 2020 and the "Hild" in the second quarter of 2020. The delivery installments were funded by delivery financing from  Offshore Partners Pte. Ltd of $90.9 million each (see note 10).

Note 10 — Asset acquisition

Acquisition of Keppel Rigs

In May 2018, we signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Keppel FELS Limited. Total consideration for the transaction will be approximately $742.5 million. In 2018, we paid a pre-delivery installment of $288.0 million. The pre-delivery installment is secured by a parent guarantee from Keppel Offshore & Marine Ltd. We have secured financing of the delivery payment for each Keppel Rig from Offshore Partners Pte. Ltd (formerly Caspian Rigbuilders Pte. Ltd). Each loan is non-amortizing and matures five years after the respective delivery dates. The delivery financing will be secured by a first priority mortgage, an assignment of earnings, an assignment of insurance and a charge over shares and parent guarantee from Borr Drilling Limited. We have taken delivery of three of the five rigs as of December 31, 2020, with the remaining rigs scheduled to be delivered in 2023. The remaining contracted installments, payable on delivery, for the Keppel newbuilds acquired in 2018 are approximately $172.8 million as of December 31, 2020.

Note 11 — Restricted cash

	December 31, 2020	December 31, 2019
(In $ millions)
Opening balance	69.4	63.4
Transfer to (from) restricted cash	(69.4)	6.0
Total	—	69.4

During the second quarter of 2020, all restricted cash was utilized to take delivery of our forward contracts (see notes 13)

Note 12 — Expected credit losses

The table below sets forth the allowance for credit losses:

	3 months to December 31, 2020	12 months to December 31, 2020
(In $ millions)
Adoption of ASU 2016-13 - Measurement of credit losses	—	2.9
Expected credit losses at the start of the period	1.9	—
Current-period provision for expected credit losses	1.2	1.2
Recoveries collected	—	(1.0)
Total	3.1	3.1

Upon adoption of ASU 2016-30, Current Expected Credit Losses, we recorded $2.9 million to retained earnings relating to an initial estimated allowance for contract losses, encompassing two customers. New provisions and recoveries of previous provisions are recorded in rig operating and maintenance expenses as and when they occur.

Note 13 — Financial instruments

Forward contracts

During the second of quarter 2020, we settled our forward contract position to purchase shares in a listed drilling company for an aggregate amount of $92.5 million resulting in a realized loss from establishment of the position of $91.0 million. Total cash required to take delivery of the forwards was $92.5 million, of which $91.2 million was held as restricted cash at the time of settlement. Subsequently all shares were sold for total proceeds of $3.0 million, resulting in a gain of $1.5 million.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	16.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

Note 14 — Other current assets

Other current assets are comprised of the following:

	December 31, 2020	December 31, 2019
(In $ millions)
Client rechargeables	4.2	5.6
Other receivables	6.7	6.2
VAT and other tax receivable	3.7	12.2
Deferred financing fee	1.5	2.4
Right-of-use lease asset, current	0.3	0.5
Total	16.4	26.9

Note 15 — Other long-term assets

Other long-term assets are comprised of the following:

	December 31, 2020	December 31, 2019
(In $ millions)
Deferred tax asset	0.2	1.3
Call Spread	—	2.3
Tax refunds	0.4	0.2
Prepaid fees	—	9.2
Right-of-use lease asset, non-current	1.3	2.2
Total	1.9	15.2

Note 16 — Onerous contracts

	December 31, 2020	December 31, 2019
(In $ millions)
Onerous rig contract Hull B366 (TBN "Tivar")	16.8	16.8
Onerous rig contract Hull B367 (TBN "Vale")	26.9	26.9
Onerous rig contract Hull B368 (TBN "Var")	27.6	27.6
Total	71.3	71.3

As a result of amended agreements with Keppel FELS in June 2020, $71.3 million of the onerous rig contract balances classified as short term as of December 31, 2019 are now reclassified to non-current (see note 17). Further amendments to the delivery dates were made in 2021 (see note 17). Expected delivery dates for the undelivered rigs have been extended as follows: the "Tivar" to June 2023, the "Vale" to July 2023 and the "Var" to September 2023.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	17.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

Note 17 — Long-term debt

Long-term debt is comprised of the following:

	Carrying amount		Principal amount		Back end fee
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
(In $ millions)
Hayfin Loan Facility	193.4	192.3	195.0	195.0	—	—
Syndicated Senior Secured Credit Facilities	266.5	264.2	270.0	270.0	—	—
New Bridge Revolving Credit Facility	30.0	25.0	30.0	25.0	—	—
$350m Convertible bonds	347.5	346.4	350.0	350.0	—	—
PPL Delivery Financing	794.7	790.0	753.3	753.3	29.3	29.3
Keppel Delivery Financing	274.1	91.9	259.2	86.4	13.5	4.5
Total	1,906.2	1,709.8	1,857.5	1,679.7	42.8	33.8

Carrying amount in the table above includes, where applicable, deferred financing fees and certain interest adjustments to allow for variations in interest payments to be straight lined.

At December 31, 2020 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2021	—
2022	578.7
2023	935.9
2024	170.1
2025	172.8
Thereafter	—
Total principal amount of debt	1,857.5
Total debt-related balances, net	48.7
Total carrying amount of debt	1,906.2

In June 2020, the Company obtained significant amendments to facilities from its secured lenders and shipyards. The following represent the key terms:

Hayfin Loan Facility

In June 2020, Hayfin agreed to make certain amendments to the facility, including relaxing some restrictions related to transfer of cash within the ring fenced structure, and allowing the Company to utilize minimum liquidity equal to three months interest ($2.4 million at the time) in the Ring Fenced Entities to pay interest under the facility. The restricted cash was required to be replenished on January 1, 2021 (later amended in the September 2020/January 2021 amendments). Our Hayfin Facility matures in June 2022 and bears interest at a rate of LIBOR plus a specified margin. As of December 31, 2020, our Hayfin Facility was fully drawn.

Syndicated Senior Secured Credit Facilities

In June 2020, the lenders agreed to amend the terms of some of the covenants, and the dates of certain amortization payments which otherwise would have occurred in 2021 to occur on maturity in the second quarter of 2022. The agreements, included requirements that we maintain a minimum book equity ratio until and including December 31, 2021, equal to or higher than 25%; and thereafter equal to or higher than 40%, a positive working capital balance, a debt service cover ratio in excess of 1.25 of our interest and related expenses from the start of 2022. Furthermore, the Company was given a requirement to maintain minimum liquidity equal to the greater of $5 million in cash until December 31, 2020; $10 million in cash from and including  January 1, 2021, to and including June 30, 2021; $15 million in cash from and including July 1, 2021 to and including  September 30, 2021; $20 million in cash from and including October, 1 2021, to and including December 31, 2021; and free liquidity including cash and undrawn revolving credit facilities of the higher of (i) $30 million and (ii) 3% of the aggregate of net interest bearing debt and certain funds in blocked accounts on or after January 1, 2022 (some covenants, including minimum liquidity subsequently amended in the January 2021 amendments).

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	18.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

The Syndicated Facility includes a $25 million revolving credit facility, of which $10 million was undrawn as of December 31, 2020  and may be drawn at the discretion of the lenders.

New Bridge Revolving Credit Facility

In June, 2020, the lenders agreed to change the dates of certain facility reductions which otherwise would have occurred in 2021 to occur on maturity and to amend the minimum liquidity covenant levels to: $5 million in cash until December 31, 2020; $10 million in cash from and including January 1, 2021, to and including  June 30, 2021; $15 million in cash from and including  July 1, 2021, to and including September 30, 2021; $20 million in cash from and including October 1, 2021 to and including December 31, 2021; and free liquidity including cash and undrawn revolving credit facilities of the higher of (i) $30 million and (ii) 3% of the aggregate of net interest bearing debt and ring fenced liquidity on or after January 1, 2022 (some covenants, including minimum liquidity subsequently amended in the January 2021 amendments).

As of December 31, 2020, $20 million was undrawn under The New Bridge Facility, which may be drawn with the consent of all of the lenders.

PPL Newbuild Financing

In June 2020, a substantial amount of cash payments of interest was suspended in relation to these rigs for the period from the first quarter of 2020 to the fourth quarter of 2021, and accrued interest becomes payable in the first quarter of 2022, except for $1 million payable per quarter starting in the first quarter of 2020. Accrued, unpaid interest will be guaranteed by Borr IHC Limited, a new intermediate holding company which was incorporated on June 29, 2020. Borr IHC Limited is a subsidiary of the Company and has acquired the shares in the Company’s other subsidiaries with the exception of Borr Jack-Up XVI. The security for the PPL Financing also includes share security over the owners of the rigs which were delivered by PPL with finance under the PPL Financing agreements.

Keppel Newbuild Financing

In June 2020, we agreed to defer the delivery of two of the Keppel Rigs to the third quarter of 2022 and three of the newbuild jack-up rigs acquired in connection with the Transocean Transaction to 30 June 2022 (“Tivar”) and the third quarter of 2022 (“Vale” and “Var”). We retained the option to accept delivery financing for four of these rigs upon delivery and have cancelled Newbuild Facility delivery finance from the banks in relation to the “Tivar” as well as the Keppel $100 million delivery financing for this rig announced in February 2020. We have agreed to pay certain holding and other costs for each of the five rigs in respect of the period from the original delivery dates to the revised delivery dates. Payments of such costs fall due in quarterly installments from the first quarter of 2021 until delivery.

Impact of debt agreement amendments

In June 2020 we made certain amendments to our secured financing arrangements and yard delivery agreements. Management's assessment of these amendments is that they do not constitute a distressed debt renegotiation and we have consequently not accelerated any debt fee amortization as a result of these amendments. $12.4 million of costs associated with the debt amendments were expensed during the second quarter of 2020.

On September 30, 2020, the Company announced certain modifications to the Syndicated Facility and Hayfin Facility, subject to certain conditions including shipyards agreeing the same. The key announced amendments were: (i) extend the maturity on the Syndicated Facility and the Hayfin Facility to January 2023, (ii) no bank debt amortization before maturity, (iii) keeping the minimum cash covenant at $5 million until expiry of the Syndicated Facility and the Hayfin Facility, (iv) extend the maturity of interest payments due September 30, 2020 and  December 31, 2020 with the banks by 12 months, and (v) defer requirement to replenish the minimum restricted liquidity account with Hayfin until September 30, 2021.

As of December 31, 2020, payment of $41.1 million of interest expenses and cost cover are extended and will fall due after 12 months as a result of modifications made to our debt agreements.

On January 30, 2021 the Company finalized agreements with Keppel, PPL and the lenders under the New Bridge Facility and the Syndicated Facility to amend the terms of the PPL Facilities, the Existing Keppel Facilities and the terms for delivery of the undelivered rigs from Keppel, the New Bridge Facility and the Syndicated Facility. The amendments (the “2021 Amendments”) are described in (A)-(E) below and will become effective in 2021.

(A) Keppel

(i) Delivery dates for the five undelivered rigs are extended to the following: for the "Tivar", June 2023, for the "Vale", July 2023, for the "Var", September 2023, for the "Huldra", October 2023, and for the "Heidrun", December 2023. (ii) All purchase price installments, holding costs and cost cover payments in respect of the five undelivered rigs are deferred until 2023, other than interim payments totaling $6 million in 2021, and $12 million in 2022. (iii) Maturity dates for the loans of the three delivered rigs are extended by one year. (iv) Interest payment date in respect of the delivered vessels deferred by one year to the fourth anniversary of each loan. (v) Limitations on certain payments to other creditors other than certain permitted payments. (vi) Rights to Keppel to terminate newbuilding contracts with no refund or other compensation to the rigowner(s) if it receives an offer form a third party, unless Borr purchases the rigs at the contract price within a certain time period.

(B) PPL

(i) Date for repayment of Seller's Credit on the rigs are amended to May 2023. (ii) All interest on the Seller's Credit for the rigs is deferred until March 2023 and capitalized other than $6 million of interim payments due in 2021 and $12 million of interim payments due in 2022. (iii) Capitalized interest guaranteed by Borr IHC Limited. (iv) Requirement to provide additional security if value of any rig falls below $70 million in 2021, $75 million in 2022 or $80 million thereafter. (v) Minimum liquidity covenants to match the levels in the $450 million Syndicated Senior Secured Credit Facilities. (vi) Purchase option in respect of the “Gyme” in order to repay the secured debt on the relevant rig, with the right for the company to repay/refinance loan and retain rig within a certain time period. (vii) Limitations on certain payments to other creditors other than certain permitted payments. (viii) Certain other undertakings and covenants amended.

(C) Hayfin

(i) The maturity date for the loans is extended to the first quarter of 2023. (ii) The requirement to replenish the restricted cash in the minimum liquidity accounts is extended until 1 October 2021. (iii) The VTL covenant ratio is reduced from 170% to 140%. (iv) Limitations on certain payments to other creditors other than certain permitted payments. (v) Purchase option for the benefit of Hayfin in respect of the “Thor” and “Skald” unless the rigs are activated, in order to repay the secured debt on the relevant rig, with the right for the company to repay/refinance loan and retain rig within a certain time period. (vi) Certain other undertakings and covenants amended.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	19.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

(D) Syndicated Senior Secured Credit Facilities

(i) All amortizations and facility reductions incl. final maturity pushed out to January 2023. (ii) Certain interest payments due in 2020 deferred by one year into 2021. (iii)  Minimum liquidity requirements reduced to the following: Company to maintain minimum liquidity of at least $5 million in cash during 2021, to be increased to $10 million from year end 2021 and further to $15 million from end of second quarter of 2022. (iv) Minimum book equity ratio level reduced, and to be equal to at least 25% in 2021, 30% in 2022 and 35% from 2023. (v) Debt service cover ratio covenant to be waived until final maturity. (vi) Minimum value to loan covenant level reduced from 175% to 140%. (vii) Certain other covenants amended.

(E) New Bridge Revolving Credit Facility

(i) All principal maturities and facility reductions incl. final maturity pushed out to January 2023. (ii) Certain interest payments due in 2020 deferred by one year into 2021. (iii) Minimum liquidity requirements reduced to the following: Company to maintain minimum liquidity of at least $5 million in cash during 2021, to be stepped up to $10 million from year end 2021 and further to $15 million from end of second quarter 2022. (iv) Minimum book equity ratio level reduced, and to be at all times equal to at least 25%. (v) Debt service cover ratio covenant to be waived until final maturity. (vi) Minimum value to loan covenant level reduced from 175% to 140%. (vii) Certain other covenants amended.

Interest

Weighted average interest rate for all our interest-bearing debt, excluding Convertible Bonds, was 4.3% for the twelve months ended December 31, 2020.

Covenants

As of December 31, 2020, we were in compliance with the covenants and our obligations under our debt agreements.On December 30, 2020, the Company received waivers for certain covenants which were applicable both as at December 31, 2020 and up to the finalization of the 2021 Amendments. As part of the amendments agreed in January 2021, the threshold of the minimum value to loan covenant was lowered from 175% to 140% in the Hayfin facility and the Syndicated Loan Facility. Following these amendments being formalized in January 2021, the Company was in compliance with the requirements of the amended value to loan covenant.

Note 18 — Compensation

Share-based payment charges for the period ending:

(In $ millions)	3 months to December 31, 2020	3 months to December 31, 2019	12 months to December 31, 2020	12 months to December 31, 2019
Total	(0.3)	0.3	0.7	3.9

Total number of options authorized by the Board is 3,494,000 and 1,770,000 are outstanding as of December 31, 2020.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	20.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

Note 19 — Fair values of financial instruments

The carrying value and estimated fair value of our cash and financial instruments were as follows:

		As at December 31, 2020		As at December 31, 2019
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents	1	19.2	19.2	59.1	59.1
Restricted cash	1	—	—	69.4	69.4
Trade receivables	1	22.9	22.9	40.2	40.2
Accrued revenue	1	20.3	20.3	31.7	31.7
Tax retentions receivable	1	10.5	10.5	11.6	11.6
Other current assets (excluding deferred costs)	1	14.9	14.9	22.7	22.7
Due from related parties	1	34.9	34.9	8.6	8.6
Forward contracts (note 13)	2	—	—	27.9	27.9

Liabilities
Long-term debt	2	1,609.8	1,906.2	1,624.0	1,709.8
Trade payables	1	20.3	20.3	14.1	14.1
Accruals and other current liabilities	1	75.7	75.7	99.6	99.6
Forward contracts (note 13)	2	—	—	92.2	92.2
Guarantees issued to equity method investments (note 3)	3	5.9	5.9	5.9	5.9

Financial instruments included in the consolidated accounts within ‘Level 1 and 2’ of the fair value hierarchy are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

Included in “Level 1” are cash and cash equivalents, restricted cash, trade receivables, tax retentions receivable, related party receivables other current assets (excluding prepayments and deferred costs), accrued revenue, trade payables, accruals and other current liabilities. The carrying value of any accounts receivable and payables approximates fair value due to the short time to expected payment or receipt of cash.

Included in “Level 2” are forward contracts and long term debt. No assets or liabilities have been transferred from one level to another during the quarter.

Included in “Level 3” is guarantee issued to equity method investments. The guarantee has been valued utilizing the inferred debt market method and subsequently mapped to an alpha category credit score, adjusting for country risk and default probability (note 3).

Note 20 — Other current liabilities

Accruals and other current liabilities are comprised of the following:

	December 31, 2020	December 31, 2019
(In $ millions)
Accrued payroll and severance	2.1	6.2
VAT and current taxes payable	9.8	17.8
Operating lease liability, current	3.1	3.4
Deferred mobilization revenue	2.6	5.6
Other current liabilities	6.3	4.5
Total accruals and other current liabilities	23.9	37.5

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	21.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

Note 21 — Related party transactions

Transactions with those holding significant influence over us

Commercial Arrangements

We have obtained certain rig and other operating supplies from Schlumberger, who own approximately 6.9% of our shares, and may continue to obtain such supplies in the future. Purchases from Schlumberger were $6.9 million during the twelve months ended December 31, 2020 and $15.6 million during the twelve months ended December 31, 2019.

Pursuant to the corporate support agreement with Magni Partners Limited, which is wholly owned by one of our directors, and which provides for provision of services, and advisory fees which are subject to Borr board approval, $0.3 million was paid in the fourth quarter of 2020 and $1.0 million was paid during the twelve months to December 31, 2020 under the agreement. $nil was outstanding at December 31, 2020 and December 31, 2019.

We have entered into arrangements with companies which are related to our former Chief Financial Officer, Rune Magnus Lundetræ. Charges in the twelve months to December 31, 2020 were $nil, compared with $0.03 million in the twelve months to December 31, 2019. $nil was outstanding at December 31, 2020 and December 31, 2019.

Transactions with entities over which we have significant influence

Mexico Joint Ventures

OPEX

As part of entering into the share purchase agreement for 49% of the shares in OPEX, we also entered into other commercial arrangements with this related party. We provide management services through a management services agreement at a cost-plus basis. The revenue from these services can be found within the related party revenue line in our Consolidated Statements of Operations and we provided services worth $nil in the fourth quarter of 2020 and $1.1 million in the twelve months ended December 31, 2020, respectively. We have provided a guarantee valued at $5.9 million to support OPEX’s operations under the contracts with Pemex. We have as at December 31, 2020 provided $3.7 million of funding to OPEX (note 3).

Perfomex

As part of entering into the share purchase agreement for 49% of the shares in Perfomex, we also entered into other commercial arrangements with the same entity. We provide three rigs on a bareboat basis for Perfomex to service its contract with OPEX. The revenue from these contracts can be found within the related party revenue line in our Consolidated Statements of Operations and we recognized of revenue of $0.9 million in the fourth quarter of 2020 and $17.5 million in the twelve months ended December 31, 2020, respectively. We also provide international and local personnel for the offshore operations of the rigs and administrative services on a cost-plus basis. We recognized $1.1 million in the fourth quarter of 2020 and $10.9 million in the twelve months ended December 31, 2020 of related party revenue from the provision of these services, respectively. We have as of  December 31, 2020 provided $41.5 million of funding to Perfomex (note 3).

Akal

As part of entering into the share purchase agreement for 49% of the shares in Akal, Perfomex II entered into other commercial arrangements with this related party. Perfomex II, in which we own 49%, provides drilling services under drilling contracts with Akal on a dayrate basis. We have as of December 31, 2020, provided $1.7 million of funding to Akal.

Perfomex II

As part of entering into the share purchase agreement for 49% of the shares in Perfomex II, we also entered into other commercial arrangements with the same entity. We provide two rigs on a bareboat basis for Perfomex II to service its contract with Akal. The revenue from these contracts can be found within the related party revenue line in our Consolidated Statements of Operations. We recognized $3.3 million in the fourth quarter of 2020 and $5.3 million of revenue from these contracts in the twelve months ended December 31, 2020, respectively. We also provide international and local personnel for the offshore operations of the rigs and administrative services on a cost-plus basis. We recognized $2.1 million in the fourth quarter of 2020 and $7.5 million of related party revenue in the twelve months ended December 31, 2020 from the provision of these services, respectively. As of December 31, 2020, we have provided $9.4 million of funding to Perfomex II.

Note 22 — Commitments and contingencies

We have the following commitments as of December 31, 2020:

(in $ millions)	Delivery installment	Back-end fee
Delivery installments for jack-up drilling rigs	621.0	9.0
Total	621.0	9.0

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	22.

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended December 31, 2020

In addition, under the PPL Financing, PPL Shipyard is entitled to certain fees payable in connection with the increase in market value of the relevant PPL Shipyard Rig from October 31, 2017 until the repayment date, less the relevant rig owner’s equity cost of ownership of each jack-up rig and any interest paid on the delivery financing. No provision has been made for such fees as of December 31, 2020.

The following table sets forth when our commitments fall due as of December 31, 2020

(In $ millions)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Delivery installments for jack-up rigs	—	621.0	—	—	621.0

Other commercial commitments

We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.

The principal amounts of the outstanding surety bonds, customs bonds, bank guarantees, letters of credits and performance bonds were $43.3 million and $70.1 million as of December 31, 2020 and December 31, 2019, respectively. Up to $70.0 million are covered by security under the guarantee facility under one of our loan agreements.

As of December 31, 2020, these obligations and their expiration dates are as follows:

(In $ millions)	Less than 1 year	1-3 years	3-5 years	Thereafter	Total
Surety bonds and other guarantees	21.5	21.8	—	—	43.3
Performance guarantee to OPEX (note 3)	5.9	—	—	—	5.9
Total	27.4	21.8	—	—	49.2

Note 23 — Subsequent events

In a Special General Meeting on January 11, 2021, shareholders approved the increase of the Company’s authorized share capital from $11,932,692.30 divided into 238,653,846 common shares of US$0.05 par value each to $14,500,00.00 divided into 290,000,000 common shares of $0.05 par value each by authorizing an additional 51,346,154 common shares of US$0.05 par value each.

On January 22, 2021, we conducted a private placement of $46 million by issuing 54,117,647 new depository receipts at a subscription price of $0.85 per depository receipt. On January 26, 2021, the January equity offering was settled and the Company's issued share capital was increased by $2,705,882.35 to $13,721,817.55, divided into 274,436,351 common shares with a nominal value of $0.05 per common share.

On January 30, 2021 the Company finalized the 2021 Amendments (see note 17).

On November 2, 2020, the Company entered into an agreement to sell its cold stacked jack-up rig "Balder" to BW Energy. The completion of the sale took place February 2021, and the Company has received a total of $4.5 million in sale proceeds.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended December 31, 2020	23.